May 8, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Apollo Gold Corporation
Registration Statement on Form S-3
Filed March 18, 2008
SEC File No. 333-158091

Registration Statement on Form S-3
Filed March 18, 2008
SEC File No. 333-158095

Ladies and Gentlemen:

This letter sets forth the responses of Apollo Gold Corporation (“Apollo Gold” or “we”) to the comments contained in the Staff’s comment letter dated April 8, 2009 (the “Comment Letter”) with respect to the above-referenced Registration Statements on Form S-3 (SEC File No. 333-158091 and 333-158095, each a “Registration Statement” and together, the “Registration Statements”).  Please note that we are preparing a separate response letter to the Staff’s comments to Registration Statement (SEC File No. 333-158089), which we will submit when it is completed.  We have transmitted herewith our proposed changes to the Registration Statements to reflect our responses to the Comment Letter.  For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter along with our responses (other than Comment #1, which did not require a response).

2.
Please incorporate by reference your Annual Report on Form 10-K for the year ended December 31, 2008.  Part III of your Form 10-K incorporates by reference your definitive proxy statement which, as of the date of this letter, has not been filed.  Please note that we will not be able to process a request for the acceleration of effectiveness of the registration statement until you file the definitive proxy statement or include the information incorporated by reference in the Form 10-K.  See Securities Act Forms CD&I 123.01.  See also Securities Act Rule 411, in particular Rule 411(d).

We have revised the Registration Statements to explicitly incorporate by reference our Annual Report on Form 10-K for the year ended December 31, 2008 which in turn incorporates by reference our definitive proxy statement on Schedule 14A in respect of the 2009 annual general meeting of shareholders.  Please see page 2 of the enclosed amendments to the Registration Statements.

3.
Please tell us whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers.  A selling shareholder who is a broker-dealer must be identified in the prospectus as an underwriter, unless such broker-dealer received the securities as compensation for underwriting activities.  In addition, a selling shareholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless the prospectus states, if true, that:

•	the selling shareholder purchased the shares being registered for resale in the ordinary course of business, and
•	at the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please revise as appropriate.

Haywood Securities Inc. (“Haywood”) is an affiliate of a U.S. registered broker-dealer, Haywood Securities (USA), Inc.  Haywood received the common shares being registered for resale under the Registration Statement (SEC File No. 333-158091) as compensation for underwriting and placement agent services and, at the time of its acquisition of such common shares, it had no agreements to distribute the same.  Disclosure to this effect was included on page 23 of that Registration Statement.  We have revised the Registration Statements to explicitly state that no other selling shareholder identified in the Registration Statements is a broker-dealer or an affiliate of a broker-dealer.  Please see page 21 of the enclosed amendments to the Registration Statements.

If you have any questions regarding the foregoing or the amendment to the Registration Statements, please contact the undersigned at (720) 886-9656.

Sincerely,

/s/ Melvyn Williams

Melvyn Williams
Chief Financial Officer and
Senior Vice President -
Finance and Corporate Development